Exhibit 1

For immediate release

ALLIANCE ATLANTIS AND CANWEST RESPOND TO COMMENTS BY MOVIE DISTRIBUTION INCOME FUND

TORONTO (April 5, 2007) - In a media release issued yesterday evening, Movie Distribution Income Fund (the “Fund”) stated that it intends to seek court intervention in connection with the completion of the Arrangement pursuant to which AA Acquisition Corp. (formerly 6681859 Canada Inc.) would acquire all of the outstanding shares of Alliance Atlantis Communications Inc. (“AACI”) for $53.00 cash per share. The Fund, the indirect owner of 49% of Motion Picture Distribution LP (“MPD”), stated in its release that it believes, based on publicly available information, the consent of the trustees of the Fund is required in connection with the Arrangement.

“We do not believe the Arrangement itself requires the consent of the trustees of the Fund. As previously disclosed in our Management Proxy Circular dated March 5, 2007, certain of the reorganizational steps contemplated by AA Acquisition Corp. may require consents of third parties,” said David Lazzarato, Executive VP and Chief Financial Officer of AACI. “The trustees of the Fund apparently believed they needed to take legal steps to preserve the rights of the Fund in advance of the special meeting of Alliance Atlantis shareholders to be held today. Nevertheless, we understand that the trustees, together with AA Acquisition Corp. and management of MPD, continue to engage in discussions. The trustees and management of MPD also continue to provide information required by AA Acquisition Corp. to fully respond to the questions raised by the trustees. We expect that AA Acquisition Corp. will be able to satisfactorily address any concerns that the Fund’s trustees may have regarding the consequences to MPD from the Arrangement. As we currently expect the Arrangement to be completed in July or early August, we believe there is ample time for this process to run its course. We are hopeful that the parties will reach a satisfactory understanding but, of course, we cannot currently predict the outcome. In the meantime we will take whatever legal steps we think are appropriate to protect our rights and the interests of our shareholders. We look forward to our special meeting of shareholders later this morning.”

Commenting on behalf of CanWest Global Communications Corp., Tom Strike, Executive Vice President, advised that AA Acquisition Corp. intends to continue to pursue a satisfactory resolution with the trustees of the Fund and would take whatever legal action it deemed necessary to maximize the likelihood of a timely completion of the Arrangement.

About Alliance Atlantis Communications Inc.

Alliance Atlantis offers Canadians 13 well-branded specialty channels boasting targeted, high-quality programming. Alliance Atlantis also co-produces and distributes the hit CSI franchise and indirectly holds a 51% limited partnership interest in Motion Picture Distribution LP, a leading distributor of motion pictures in Canada, with motion picture distribution operations in the United Kingdom and Spain. Alliance Atlantis’ shares are listed on the Toronto Stock Exchange-trading symbols AAC.A and AAC.B. Alliance Atlantis’ website is www.allianceatlantis.com.

About CanWest Global Communications Corp.

CanWest Global Communications Corp. (www.canwestglobal.com), (TSX: CGS and CGS.A, NYSE: CWG) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, CanWest also owns, operates and/or holds substantial interests in Canada’s largest publisher of daily newspapers, and conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Singapore, the United Kingdom and the United States.

Forward-Looking Statements

This press release includes forward-looking statements which reflect Alliance Atlantis’ current expectations. Forward-looking statements are those which are not historical fact and include in this news release statements relating to the expected court proceedings, completion of the Arrangement and the outcome of the discussions with the trustees of the Fund. The reader should not place undue reliance on such forward-looking statements. They involve known and unknown risks, uncertainties and other factors that may cause them to differ materially from anticipated future results or expectations expressed or implied by such forward-looking statements. Other risks and factors are described in materials filed by Alliance Atlantis with the security regulatory authorities in Canada from time to time are available at www.sedar.com. Alliance Atlantis undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

This news release contains certain comments or forward-looking statements regarding CanWest that are based largely upon current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. CanWest disclaims any intention or obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.

For further information please contact:

Alliance Atlantis	Andrew Akman	tel. 416-966-7701
CanWest Global	Deb Hutton	tel. 416-383-2442

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